April 24, 2015

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief
Dean Suehiro, Senior Staff Accountant
Robert Shapiro, Staff Accountant
Justin Kisner, Attorney-Adviser

Re:	RetailMeNot, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 25, 2015
File No. 001-36005

Ladies and Gentlemen:

We are submitting this letter on behalf of RetailMeNot, Inc. (the “Company” or “RetailMeNot”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on April 9, 2015 regarding the Company’s Form 10-K for the year ended December 31, 2014 (File No. 001-36005), which was filed with the Commission on February 25, 2015 (the “10-K”), and its Definitive Proxy Statement on Schedule 14A, which was filed with Commission on March 18, 2015 (the “Proxy Statement”).

This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in the 10-K and the Proxy Statement, as applicable.

Item 1. Business

Our Growth Strategy, page 6

1.	We note disclosure under the second paragraph to the first full risk factor on page 15. Please explain, in plain English, how you intend to enhance monetization through the use of “cost-per-click pricing, single use codes or comprehensive, multichannel digital offer solution packages.”

Division of Corporation Finance

United States Securities and Exchange Commission

April 24, 2015

Response: The Company respectfully advises the Staff that the Company continuously balances increasing traffic and monetizing that traffic. As disclosed in the 10-K, like others in the industry, the Company has experienced certain challenges to monetize its mobile traffic at similar levels to desktop and tablet traffic, including issues related to cross device switching (whereby the Company may not receive attribution for a retailer sale), poorly designed retailer websites that are not mobile optimized (without attribution capabilities) and ineffective in-store scans or inputting of codes (for point of sale attribution). One way in which the Company seeks to enhance monetization is through its compensation arrangements with and product offerings for its retailers. In the referenced disclosure, the Company highlighted three examples of such engagement. First, with respect to cost-per-click, the Company engages certain retailers to pay the Company based on clicks by consumers on content for the retailer from the Company’s websites or mobile applications. To the extent that a retailer pays based on a cost-per-click arrangement, the Company earns net revenues even though it may not generate an immediate sale for the retailer. A cost-per-click arrangement will also compensate the Company if the consumer visits the Company’s websites or mobile applications and clicks on a retailer’s offer, however, subsequently makes a purchase using a different device by going directly on the retailer’s website or in store in a manner in which the Company does not receive attribution for the sale. Second, the Company offers consumers of certain retailers single use codes that are registered with the retailer. The use of such codes increases the likelihood that the Company will receive appropriate attribution, generating net revenues regardless of how the consumer ultimately makes a purchase from the retailer. Third, the Company offers certain retailers a multichannel digital offer solution whereby the retailer agrees to a combination of digital advertising placements, email newsletter placements, social media promotions, in-store digital offers and/or transaction based commissions in an effort to increase the total amount of revenues generated from the retailer. The Company respectfully submits that the referenced monetization tactics are merely examples of approaches by the Company to improve monetization, which the Company will continue to refine as it engages with retailers more broadly in 2015 and thereafter.

Item 6. Selected Financial Data, page 48

2.	Refer to “Monthly mobile unique visitors” here and the definition on page 53. Please disclose why this data is determined using only the average monthly mobile unique visitors for the last three months of the period. In addition, disclose why the data for 2012, 2011 and 2010 are not meaningful.

Response: The Company respectfully advises the Staff that it believes a view of the most recent quarterly average monthly mobile unique visitors is the most useful metric for evaluating the Company’s mobile engagement, as it reflects the current size of the Company’s mobile audience. The Company introduced this metric in the 10-K and intends to report on such metric on a quarterly basis to provide investors with a current view of the Company’s mobile engagement. The Company does not believe data for 2012, 2011 or 2010 are significant as the Company did not introduce its RetailMeNot branded mobile application and mobile website until 2012 and did not consistently track such data until 2013. The Company will clarify its disclosure in future filings that monthly mobile unique visitors for periods prior to 2013 is not meaningful for the reasons set forth above.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Division of Corporation Finance

United States Securities and Exchange Commission

April 24, 2015

3.	We note from your fourth quarter 2014 earnings call on February 10, 2015 that you intend to combine desktop and tablet online revenues into one category called desktop online transaction net revenues. We remind you that the principal objective of MD&A includes providing readers with a view of the company through the eyes of management. Thus, please explain the business reasons driving your alignment of desktop and tablet online revenues into one category. In addition, please explain why you believe combining desktop and tablet online revenues better aligns with how consumers currently use your solutions. Refer to Section I.B and III.B.1 of SEC Release 33-8350.

Response: The Company respectfully advises the Staff that it introduced the online transaction net revenues metric in the 10-K. As described on page 52 of the 10-K, this metric includes commission net revenues resulting from online transactions with paid retailers, whether the consumer utilized a desktop, tablet or mobile device (including via the Company’s mobile applications). Separately, as part of the Company’s financial results and operating metrics presentation, the Company provides a breakout of online transaction net revenues between desktop and mobile, and the Company does include tablet within the desktop category, primarily because the Company believes consumers utilize desktops and tablets interchangeably and because tablet monetization is more closely aligned with desktops than with smart phones and other mobile devices.

Key Financial and Operating Metrics

Operating Metrics, page 53

4.	Refer to “Visits” and “Monthly Mobile Unique Visitors.” We note that visits currently do not include interactions through your mobile applications. Please tell us whether part (ii) of your monthly mobile unique visitor definition includes the same data used to determine visits. If not, please further explain the difference between visits and monthly mobile unique visitors. If so, please tell us why you report these metrics in this manner. In addition, please tell us why you include data from both mobile applications and mobile websites in your monthly mobile unique visitors metric.

Response: The Company respectfully advises the Staff that the Company tracks, measures and presents visits and monthly mobile unique visitors as separate metrics. The two metrics are separately described and are not positioned or intended to be additive to one another. In response to the Staff’s comment, part (ii) of the Company’s monthly mobile unique visitor definition does include a portion of the data included in visits, subject to the criteria disclosed. The Company reports on visits (to its desktop and mobile websites) as a key indicator of brand awareness, perceived consumer value and a driver of online transaction net revenues. With respect to the difference between visits and monthly mobile unique visitors, the Company respectfully refers the Staff to the definition of each on page 53 of the 10-K. The Company distinguishes between (i) visits, which is a driver of online transaction net revenues, regardless of whether the visits result from a single consumer, and (ii) monthly mobile unique visitors, which is a measure of size of the audience engaged with the Company through a mobile device. The Company views monthly mobile unique visitors as an indicator of brand awareness and

Division of Corporation Finance

United States Securities and Exchange Commission

April 24, 2015

consumer engagement in the rapidly growing mobile space. As disclosed, mobile traffic and mobile monetization are important to the Company’s future financial performance, and the Company includes both interactions with its mobile applications and mobile websites (subject to criteria disclosed) in its monthly mobile unique visitors metric so investors can better understand the size of the Company’s consumer audience using mobile devices and to provide investors with an operating metric focused entirely on mobile.

Results of Operations, page 60

5.	Refer to comment 1 above. We further note from your fourth quarter earnings call on February 10, 2015 that certain consumer multi-screen uses appear to create some transitional revenue challenges. Please explain, in plain English, why your mobile interactions “generally monetize at a lower rate than visits to [y]our desktop websites.” Please disclose, and quantify to the extent possible, whether this is a trend that is likely to have an impact on net revenues. Refer to Item 303(a)(3)(ii) of Regulation S-K and for additional guidance refer to SEC Release 33-8350.

Response: The Company respectfully advises the Staff that there are a several reasons why mobile interactions monetize at a lower rate than visits to the Company’s desktop websites. First, the Company believes that consumers often use their mobile devices to browse rather than purchase, in part because many retailer websites are not optimized for mobile devices, resulting in a less compelling shopping experience and a more difficult check-out and payment process. To the extent that consumers do not complete a purchase using their mobile device, the Company does not generate online transaction net revenues from the visit. Second, as described in the second paragraph to the first full risk factor on page 15, many retailers currently do not recognize affiliate tracking links on their mobile websites or applications, and tracking mechanisms on mobile websites or applications may not function to allow retailers to properly attribute sales to the Company. In that event, notwithstanding the completion of a retailer sale resulting from a visit to a Company website, the Company would not generate online transaction net revenues from the visit or the retailer sale. Finally, to the extent that a consumer visits the Company’s websites or mobile applications using a mobile device and later makes a purchase from a tablet or desktop by accessing the retailer’s website directly rather than through the Company’s websites (known as cross device switching) or the retailer fails to properly scan or input an offer code into its in-store point of sale system, the retailer will not attribute that sale to the Company, and the Company will not generate online transaction net revenues from the visit or the retailer sale, as applicable. The Company respectfully advises the Staff that it has disclosed these dynamics as a challenge to increasing the Company’s net revenues, but because the Company does not have visibility into the number of transactions that fail to occur or for which the Company does not receive attribution (whether as a result of failure of the consumer to purchase or due to cross device switching), quantifying the impact on the Company’s net revenues is not possible. The Company believes that it has identified the trend of increased mobile traffic as a percentage of its overall traffic and the challenges that such shift in traffic poses to increasing net revenues, but in future filings the Company will further discuss this trend in the overview to its MD&A disclosure.

Net Revenues, 2014 compared to 2013, pages 61 and 62

Division of Corporation Finance

United States Securities and Exchange Commission

April 24, 2015

6.	Please disclose the increase in the online transaction net revenues related to your mobile applications and discuss how this trend impacts your current and future results of operations. In addition, discuss how your new methods of monetization disclosed on page 6 contribute to such trend. We note in your earnings release on Form 8-K filed February 10, 2015 that 2014 mobile net revenues totaled $53.8 million, reflecting 102% growth, and represented 20% of total net revenues. Please refer to Item 303(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company did not generate significant online transaction net revenues from its mobile applications, which grew from approximately $416,000 in 2013 to $1.4 million in 2014. The Company respectfully advises the Staff that the growth in online transaction net revenues generated from its mobile applications improved, in part, based on retailers adopting single use codes. In 2014, in order to provide investors an understanding of how the Company’s “mobile” business was performing, the Company gave investors a view of its business that it referred to as “mobile net revenues,” which included net revenues from mobile websites, tablets and its in-store product. While the Company believes this was an effective way to view and manage its business at the time, as net revenues from its in-store and advertising products and online transactions on mobile websites grew, the Company determined that it needed to change the way it was both managing the business internally and describing the business externally. Therefore, as discussed in the earnings call associated with the referenced earnings release, the Company modified its internal management and reporting metrics around two key areas: (i) online transaction net revenues (further broken out into desktop online transaction net revenues and mobile online transaction net revenues), and (ii) in-store and advertising revenues. As discussed in the response to Comment 3, the Company began including online transaction net revenues associated with the use of tablets as desktop online transaction net revenues as the Company believes this better aligns with consumer behavior. Further, the Company respectfully advises the Staff that any online transaction net revenues associated with the Company’s mobile application are included in its mobile online transaction net revenues. The Company respectfully advises the Staff that it will include the break-out of both components of online transaction net revenues (desktop online transaction net revenues and mobile online transaction net revenues) in the key financial metrics discussion of its MD&A disclosure in future filings.

Notes to Consolidated Financial Statements

Revenue Recognition, page F-11

7.	We note that you recognize advertising revenues ratably over the period that you display the advertisements on your websites and mobile applications. Please tell us why you do not recognize revenue as the advertisements are displayed on your websites and mobile applications. Refer to your basis in the accounting literature.

Response: The Company respectfully advises the Staff that it recognizes advertising revenues as the advertisements are displayed. The Company will modify its disclosure in future filings to clarify how advertising revenues are recognized and delete the reference to recognizing advertising revenues “ratably” over the period that the Company displays the advertisements.

Division of Corporation Finance

United States Securities and Exchange Commission

April 24, 2015

Definitive Proxy Statement

Compensation Discussion and Analysis

Executive Compensation Program Components, page 21

8.	You disclose that the compensation committee considered competitive compensation data from your peer group, the median of the base salary range from your peer group and consulted with a compensation consultant and your CEO in determining to increase the base salaries of your named executive officers. We note on page 22 a general discussion of the factors you considered when adjusting base salaries for 2014, including “to reflect the scope of each named executive officer’s role, performance, experience, prior base salary level, position (in the case of a promotion) and market conditions.” Please elaborate upon these factors and others, if necessary, to enhance your disclosure regarding the increased role and responsibilities of your named executive officers in order to provide investors with greater insight into your compensation policies. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response: In response to the Staff’s comment, the Company will expand its disclosure in future filings to elaborate on specific factors considered by the compensation committee of the Company’s Board of Directors (the “Committee”) in adjusting the compensation of the Company’s named executive officers. With respect to the 2014 compensation of the Company’s named executive officers, the Committee considered, among others, the following factors: (i) the particular officer’s starting salary and salary history over his or her employment with the Company, (ii) the scope of duties of particular executive officers relative to those of their peers in similar positions at other companies within the Company’s peer group and the Committee members’ own experience, (iii) the need to increase compensation from levels set prior to the Company’s initial public offering in light of the increased responsibilities attendant in managing a public company, (iv) a desire to balance compensation levels among certain of the Company’s executive officers and other employees performing at similar levels with the Company and (v) the appropriate mix of cash compensation and equity for the executive officers in light of the limited trading history of the Company’s common stock.

9.	We note that your compensation committee considered the compensation practices of your 2014 peer group when setting the compensation levels for your named executive officers and your strategy to set base salaries and certain target total cash opportunities at or above the 50th percentile, respectively. However, your disclosure does not contain the results of this comparison. Advise us in your response letter, the results of your 2014 comparison to the benchmarks used. Refer to Item 402(b)(1)(xiv) of Regulation S-K.

Division of Corporation Finance

United States Securities and Exchange Commission

April 24, 2015

Response: The Company respectfully advises the Staff that although the Committee considered the median of the base salary range of the companies in the Company’s compensation peer group as part of its compensation-setting process, it did not specifically target a percentile of compensation within the peer group as a reference point on which to base, justify or provide a framework for its cash compensation decisions. Rather, the Committee reviewed the base salary range of the companies in the peer group in order to provide the Committee with a general understanding of current compensation practices among the Company’s peers. As noted on page 22 of the Proxy Statement, the Committee reviewed a variety of criteria in determining the compensation of the Company’s named executive officers, including general market conditions. Compensation information of the Company’s peer group was used by the Committee to inform its general understanding of market conditions. Accordingly, the Company respectfully believes that it did not engage in “benchmarking” as set forth in the Staff’s Regulation S-K Compliance and Disclosure Interpretation Question 118.05 and in Item 402(b)(2)(xiv) of Regulation S-K. Therefore, because the Committee did not specifically benchmark the compensation of the Company’s named executive officers against the compensation of the peer group in determining 2014 cash compensation, it did not conduct a comparison, the results of which the Company could provide to the Staff in response to its request.

Award Decisions and Analysis, page 24

10.	We note the use of certain corporate performance measures to budget performance targets. Please confirm that you will disclose the actual amounts achieved under each performance target for the most recently completed year to provide investors with greater insight into your compensation policies. For multiple performance measures, please consider adding additional disclosure to clarify how the level of achievement of the various targets was reflected in the determination of the actual amount of cash awarded to each of your named executive officers based upon an executive’s bonus percentage.

Response: In response to the Staff’s comment, the Company will expand its disclosure in future filings to include the actual amounts achieved with respect to the performance targets for bonus awards under the Company’s bonus compensation plans. The Company will also consider adding additional disclosure with respect to how the level of achievement of the various performance targets was reflected in the determination of the actual amount of cash awarded to each of the Company’s named executive officers.

Compensation of Named Executive Officers

2014 Summary Compensation Table, page 30

11.	Please refer to Instruction 3 and 4 to Item 402(c)(2)(ix) of Regulation S-K, which states, among other things, that each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for a named executive officer must be quantified and disclosed in a footnote. If applicable, please provide us a revised footnote (2) disclosure for 2014 quantifying the amounts paid. Please ensure compliance in future filings.

Division of Corporation Finance

United States Securities and Exchange Commission

April 24, 2015

Response: In response to the Staff’s comment, the Company will clarify its footnote disclosure in future filings to quantify and disclose any perquisites or personal benefits for a named executive office consistent with Instructions 3 and 4 to Item 402(c)(2)(ix) of Regulation S-K. The Company respectfully advises the Staff that for 2014, footnote 2 to the Summary Compensation Table on page 20 of the Proxy Statement, would read as follows:

(2) Consists of premiums paid for medical, dental, short term disability, long term disability, life and accidental death and dismemberment insurance; Health Savings Account contributions, 401(k) contributions and additional taxable awards. In addition, for Mr. Jeffries, includes $75,000 in relocation benefits paid in 2013 and $2,260 in value of points associated with use of a company credit card. The following table sets forth the amount of employer medical premiums and employer 401(k) matching amounts for each named executive officer in 2014:

Name and Principal Position	Employer Medical	Employer 401(k) Match
G. Cotter Cunningham	$9,218.94	$9,100.00
President and Chief Executive Officer
Louis J. Agnese, III	$9,218.94	$9,099.96
Interim Chief Financial Officer
Douglas C. Jeffries	$9,190.04	$9,100.00
Former Chief Financial Officer
Kelli A. Beougher	$4,769.06	$9,100.00
Chief Operations Officer
Paul M. Rogers	$4,241.24	$9,100.00
Chief Technical Officer
Steven T. Pho	$4,407.86	$9,099.97
Sr. Vice President, Corporate Development

*     *     *     *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at: (512) 457-7126 if you have any questions.

Division of Corporation Finance

United States Securities and Exchange Commission

April 24, 2015

Sincerely,

DLA Piper LLP (US)

Samer M. Zabaneh, P.C.

Partner

cc:	Louis J. Agnese, III (RetailMeNot, Inc.)
Jonathan Kaplan (RetailMeNot, Inc.)
Thomas Aylor (RetailMeNot, Inc.)